UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission File Number 0-10587

FULTON FINANCIAL AFFILIATES’ 401(k)

SAVINGS PLAN AND TRUST

(Full title of the Plan)

FULTON FINANCIAL CORPORATION

One Penn Square

Lancaster, PA 1702

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Fulton Financial Affiliates’ 401(k) Savings Plan and Trust have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

FULTON FINANCIAL AFFILIATES’ 401(K) SAVINGS PLAN AND TRUST

By:	/s/ JAMES B. ADAMS

Date: June 27, 2003

FULTON FINANCIAL AFFILIATES’

401(k) SAVINGS PLAN AND TRUST

FINANCIAL REPORT

DECEMBER 31, 2002

C O N T E N T S

INDEPENDENT AUDITOR’S REPORT

Retirement Plan Administrative Committee

Fulton Financial Affiliates’

401(k) Savings Plan and Trust

Lancaster, Pennsylvania

We have audited the accompanying statements of net assets available for plan benefits of Fulton Financial Affiliates’ 401(k) Savings Plan and Trust as of December 31, 2002 and 2001 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Fulton Financial Affiliates’ 401(k) Savings Plan and Trust as of December 31, 2002 and 2001 and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2002 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SMITH ELLIOTT KEARNS & COMPANY, LLC

Hagerstown, Maryland

May 13, 2003

FULTON FINANCIAL AFFILIATES’

401(k) SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2002 and 2001

	2002	2001
ASSETS
Cash	$452	$62,245
Investments	15,186,609	16,668,698
Receivables:
Employer contributions	71,695	—
Employee contributions	12,837	—

Total receivables	84,532	—

Total assets	$15,271,593	$16,730,943

Operating liabilities	—	13,802

Net assets available for plan benefits	$15,271,593	$16,717,141

The Notes to Financial Statements are an integral part of these statements.

FULTON FINANCIAL AFFILIATES’

401(k) SAVINGS PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Years Ended December 31, 2002 and 2001

	2002	2001
Additions:
Employer contributions	$412,802	$466,014
Employee contributions	1,020,868	919,586
Employee rollovers	2,376	4,780
Investment income	209,089	315,588
Net realized and unrealized gains and (losses) on investments	(1,700,873)	(965,624)

Total additions	(55,738)	740,344

Deductions:
Administrative expenses	52,502	65,246
Benefit payments and withdrawals	1,337,308	750,164

Total deductions	1,389,810	815,410

Net (Decrease) in Net Assets Available for Plan Benefits	(1,445,548)	(75,066)
Net Assets Available for Plan Benefits:
Beginning of year	16,717,141	16,792,207

End of year	$15,271,593	$16,717,141

The Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. Plan Description

The following description of the Fulton Financial Affiliates’ 401(k) Savings Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

A.	General – The Plan is a defined contribution plan which covers eligible employees of merged bank subsidiaries that participate in the company’s Defined Benefit Plan. The Plan is essentially closed to new participants with new employees entering the company’s Profit Sharing Plan upon meeting the conditions of eligibility. The Plan was established in 1991 and provides for retirement, death and disability benefits. It is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

B.	Contributions – Eligible employees may elect to make contributions up to a maximum dollar amount prescribed by law, with the Employer contributing, at its discretion, a percentage of the employee’s salary deferral contribution, to be determined each year (the Employer match). A 3% match was contributed in 2002 and 2001.

C.	Participant Accounts – Each participant’s account is credited with the participant’s contribution, the Employer’ Match and an allocation of plan earnings. Allocations are based on participant account balances, as defined. Forfeitures, if any, shall be used to reduce the Employer matching contribution. In 2002 and 2001, $17,081 and $0, respectively, were used to reduce the employer matching contribution.

D.	Vesting – Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of the accounts is based on years of service. Generally, participants become 100 percent vested after the completion of three years of credited service, reaching normal retirement age, or upon death or disability.

E.	Payment of Benefits – Upon termination of service due to death, disability, or retirement at normal retirement age, as defined by the Plan, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. The Plan also permits early retirement at age 60 through 64, with 5 or more years of service. Benefit payments are distributed in one of the following forms: a joint and survivor annuity, a lump-sum payment or payments over a period designated by the participant in cash installments.

NOTES TO FINANCIAL STATEMENTS (continued)

Note 1. Plan Description (continued)

F.	Investment Options – As of November 1, 2001, participant directed contributions were directed from existing mutual funds into the 9 investment options described below. Participants may change their investment elections three times a quarter in 1% increments.

Goldman Sachs Financial Square Government Fund

This fund seeks to maximize current income, preserve capital and maintain liquidity. Investments are made in securities issued or guaranteed as to principal and interest by the U.S. government, its agencies, authorities and instrumentalities and repurchase agreements relating to such securities.

Retirement Fixed Income Fund

This fund seeks to provide high current income consistent with safety of capital for retirement, pension, profit sharing and other similar trust accounts which are administered by the Bank and are exempt from taxation under the Internal Revenue Code.

Vanguard 500 Index Fund

This fund seeks to track, as closely as possible, the investment performance of the S&P 500 Index by investing in each of the Index’s 500 stocks according to each stock’s weighting in the Index.

Retirement Common Stock Fund

This fund seeks to provide long-term growth of capital and current income with emphasis on protection of principal during market declines. Established for retirement, pension, profit sharing and other similar trust accounts which are administered by the Bank and are exempt from taxation under the Internal Revenue Code.

JP Morgan Institutional U.S. Equity Fund

This equity fund seeks high total return. The Fund invests primarily in large- and medium-capitalization U.S. companies. Industry by industry, the fund’s weighting is similar to those of the Standard & Poor’s 500 Stock Index (S&P 500).

Fidelity Advisor Mid Cap Fund

This fund seeks long-term capital appreciation by investing primarily in companies that fall within the range of the S&P MidCap 400 Index.

Fidelity Advisor Value Strategies Fund

This fund seeks capital appreciation and normally invests the funds assets primarily in common stocks. Fund management focuses on securities of companies that it believes are undervalued. Although the fund focuses on securities issued by medium-sized companies, it may also make substantial investments in securities issued by larger or smaller companies. The fund may invest in securities of foreign issuers in addition to securities of domestic issuers.

NOTES TO FINANCIAL STATEMENTS (continued)

Note 1. Plan Description (continued)

Goldman Sachs International Equity Fund

This fund seeks long-term capital appreciation by investing in equity securities of companies organized outside the U.S. or principally traded outside the U.S.

Fulton Financial Corporation Common Stock Fund

This fund provides employees with the opportunity to invest in Fulton Financial Corporation’s common stock.

G.	Administration – The Plan is administered by the Fulton Financial Affiliates’ 401(k) Plan Administrative Committee of Fulton Financial Corporation. Fulton Financial Corporation (the Corporation) may pay all or part of the administrative expenses of the Plan. Any expenses not paid by the Corporation shall be paid out of Plan assets.

The Plan’s assets are held by Fulton Financial Advisors, as trustee. Fulton Financial Advisors is a wholly owned subsidiary of the Corporation.

H.	Termination Provisions – In the event of termination of the Plan, the accounts of all participants shall become fully vested and the trustee (Fulton Financial Advisors) may continue to administer the trust fund and pay account balances in accordance with the Plan or distribute the net assets remaining in the trust fund to members in proportion to their respective account balances.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on an accrual basis. Interest and dividend income is recognized when earned, and benefits are recognized when paid.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of contributions, earnings, expenses and benefit payments during the reporting period. Actual results could differ from those estimates.

Income Valuation

Investments are stated at aggregate market value. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. The Plan’s investments in mutual funds and common trust funds are valued at the aggregate of the quoted market prices of the underlying securities.

Purchases and sales of securities are reflected on a trade-date basis. The unrealized difference in market value from one year to the next and realized gains and losses are recognized as net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS (continued)

Note 3. Investments

Investments that represent five percent or more of the Plan’s net assets available for plan benefits at the beginning of year are identified below:

	December 31, 2002
	Shares	Fair Value
*Fulton Financial Corporation Common Stock Fund	193,957	$3,425,281
*Retirement Common Stock Fund	25,679	1,809,085
*Retirement Fixed Income Fund	171,492	2,838,187
Fidelity Advisor Mid Cap Fund	74,547	1,172,621
Fidelity Advisor Value Strategies Fund	44,430	881,499
Vanguard 500 Index Fund	16,105	1,306,894
Goldman Sachs Financial Square Government Fund	2,900,255	2,900,255

	December 31, 2001
	Shares	Fair Value
*Fulton Financial Corporation Common Stock Fund	151,797	$3,313,729
*Retirement Common Stock Fund	26,421	2,376,071
*Retirement Fixed Income Fund	153,089	2,395,836
Fidelity Advisor Mid Cap Fund	66,677	1,285,537
Fidelity Advisor Value Strategies Fund	44,968	1,206,931
JP Morgan Institutional U.S. Equity Fund	89,979	939,380
Vanguard 500 Index Fund	16,915	1,791,152
Goldman Sachs Financial Square Government Fund	3,176,108	3,176,108

*	Represents a party-in-interest

During 2002 and 2001, the Plan’s investments appreciated (depreciated), including realized gains and losses on sales of assets, in value by ($1,700,873) and ($965,624) as follows:

	2002	2001
Mutual Funds	$(1,341,908)	$(1,159,319)
Common Trust Funds	(377,417)	222,813
Fulton Financial Common Stock Fund	18,452	(29,118)

Net appreciation (depreciation) in fair value	$(1,700,873)	$(965,624)

NOTES TO FINANCIAL STATEMENTS (continued)

Note 4. Transactions With Parties-in-Interest

During 2002 and 2001, respectively, the Plan purchased 26,758 and 12,520 shares of Fulton Financial Corporation common stock at a total cost of $547,297 and $275,035. During 2002, the Plan sold 21,160 shares of Fulton Financial Corporation common stock with original cost of $263,710 at a price of $400,193. During 2001, the Plan sold 41,263 shares of Fulton Financial Corporation common stock with an original cost of $266,734 at a price of $416,146.

The Plan also has investments in common trust funds that are administered by Fulton Financial Advisors, as trustee.

Note 5. Income Tax Status

The Internal Revenue Service has determined and informed the Corporation by a letter dated January 7, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note 6. Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

Note 7. Obligations Due Terminated Participants

Separated participants’ vested interests as of December 31, 2002 and 2001 were $2,869,872 and $256,070, respectively.

Note 8. Subsequent Events

Effective June 1, 2003, the Fulton Financial Advisors’ 401(k) Savings Plan and Trust has been merged with the Drovers and Mechanics Bank Salary Deferral Plan. The merger is expected to have minimal impact on plan operations and benefits.

NOTES TO FINANCIAL STATEMENTS (continued)

Note 9. Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of investments listed on the financial statements to categories of investments used on the Form 5500 as of December 31:

	2002	2001
Financial Statement Presentation
Investments	$15,186,609	$16,668,698

Form 5500
Value of interest in common/collective trusts	$4,647,272	$4,771,907
Value of interest in registered investment companies (e.g., mutual funds)	7,114,056	8,583,062
Employer securities	3,425,281	3,313,729

Total Investments	$15,186,609	$16,668,698

The following is a reconciliation of investment income and net realized and unrealized gains (losses) listed on the financial statements to categories of income used on the Form 5500 for the years ended December 31:

	2002	2001
Financial Statement Presentation
Investment income	$209,089	$315,588
Net realized and unrealized gains (losses)	(1,700,873)	(965,624)

Total	$(1,491,784)	$(650,036)

Form 5500
Interest income	$—	$138,020
Dividend income	112,561	97,142
Net gain on sale of assets	136,482	5,280
Unrealized depreciation of assets	(118,043)	(11,881)
Investment gain (loss)from common trusts	(377,417)	199,396
Net loss from registered investment company	(1,245,367)	(1,078,246)
Other income	—	253

Total	$(1,491,784)	$(650,036)

FULTON FINANCIAL AFFILIATES’ 401(k) SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2002

Description of Investment	Shares	Market Value
Goldman Sachs Financial Square Government Fund	2,900,255	$2,900,255
*Retirement Fixed Income Fund	171,492	2,838,187
Vanguard 500 Index 500 Fund	16,105	1,306,894
*Retirement Common Stock Fund	25,679	1,809,085
JP Morgan Institutional U.S. Equity Fund	87,103	662,856
Fidelity Advisor Mid Cap Fund	74,547	1,172,621
Fidelity Advisor Value Strategies Fund	44,430	881,499
Goldman Sachs International Equity Fund	15,534	189,668
*Fulton Financial Corporation Common Stock Fund	193,957	3,425,281
Goldman Sachs Financial Square Prime Obligation Money Market Fund	263	263

Total Investments		$15,186,609

*	Represents a party-in interest

FULTON FINANCIAL AFFILIATES’ 401(k) SAVINGS PLAN AND TRUST

EIN.: 23-2195389    PLAN NO.: 005

Schedule H, Part IV, item 4i

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2002

a. c.		e.
Description of Investment	Shares	Market Value
Goldman Sachs Financial Square Government Fund	2,900,255	$2,900,255
*Retirement Fixed Income Fund	171,492	2,838,187
Vanguard 500 Index 500 Fund	16,105	1,306,894
*Retirement Common Stock Fund	25,679	1,809,085
JP Morgan Institutional U.S. Equity Fund	87,103	662,856
Fidelity Advisor Mid Cap Fund	74,547	1,172,621
Fidelity Advisor Value Strategies Fund	44,430	881,499
Goldman Sachs International Equity Fund	15,534	189,668
*Fulton Financial Corporation Common Stock Fund	193,957	3,425,281
Goldman Sachs Financial Square Prime Obligation Money Market Fund	263	263

Total Investments		$15,186,609

*	Represents a party-in interest

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23	Consent of Independent Auditors
99.1	Sarbanes Oxley Certification